Exhibit A

On November 18, 2015 (the "Effective Time"), Merck KGaA, a German corporation with general partners ("Parent"), acquired Sigma-Aldrich Corporation (the "Issuer") pursuant to that certain Merger Agreement between Issuer, Parent and Mario II Finance Corp., a Delaware corporation and indirect wholly-owned subsidiary of Parent ("Merger Sub"), dated September 22, 2014 (the "Merger Agreement"). In accordance with the Merger Agreement, Merger Sub merged with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. At the Effective Time, each outstanding share of the Issuer's common stock was converted into the right to receive $140 in cash (the "Per-Share Merger Consideration"). In addition, all outstanding options, performance-based restricted stock units and service-based restricted stock units, whether vested or unvested at the time of the Merger, were canceled at the Effective Time in exchange for a cash payment equal to the Per-Share Merger Consideration (less the exercise price in the case of options), payable without interest and less any required withholding taxes. The Merger is more fully described in the Issuer's Proxy Statement filed with the SEC on October 22, 2014.